UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 01 November 2010
Exhibit No. 2	FRN Variable Rate Fix dated 04 November 2010
Exhibit No. 3	Early Redemption dated 05 November 2010
Exhibit No. 4	Barclays Announces Bond Holder Meeting dated 10 November 2010
Exhibit No. 5	Publication of Prospectus dated 10 November 2010
Exhibit No. 6	Publication of Prospectus dated 10 November 2010
Exhibit No. 7	FRN Variable Rate Fix dated 12 November 2010
Exhibit No. 8	Early Redemption dated 15 November 2010
Exhibit No. 9	FRN Variable Rate Fix dated 15 November 2010
Exhibit No. 10	Publication of Base Prospectus Supplement dated 16 November 2010
Exhibit No. 11	FRN Variable Rate Fix dated 16 November 2010
Exhibit No. 12	FRN Variable Rate Fix dated 16 November 2010
Exhibit No. 13	FRN Variable Rate Fix dated 16 November 2010
Exhibit No. 14	FRN Variable Rate Fix dated 17 November 2010
Exhibit No. 15	FRN Variable Rate Fix dated 18 November 2010
Exhibit No. 16	FRN Variable Rate Fix dated 18 November 2010
Exhibit No. 17	FRN Variable Rate Fix dated 23 November 2010
Exhibit No.18	Publication of Base Prospectus Supplement dated 24 November 2010
Exhibit No.19	FRN Variable Rate Fix dated 26 November 2010
Exhibit No.20	Total Voting Rights dated 30 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 1, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 1, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 29/10/10
Issue	¦ Barclays Bank Plc - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 29/10/10 to 31/01/11		Payment Date 31/01/11
Number of Days	¦ 94
Rate	¦ 1.121
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 144.35	¦ 961,357.32	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 03/11/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/11/10 to 06/12/10		Payment Date 06/12/10
Number of Days	¦ 31
Rate	¦ 1.30375
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 56.13	¦ 1.12	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3

5 November 2010

BARCLAYS BANK PLC
€850,000,000 7.50% Step-up Callable Perpetual Reserve Capital Instruments
ISIN: XS0110537429
(the "RCIs")

NOTICE OF CONFIRMATION OF REDEMPTION OF RCIs AND
CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company intends to fully redeem all of the outstanding RCIs on 15 December 2010 (the "Redemption Date"), pursuant to Condition 7(b) of the RCIs.  Accordingly, at the request of the Company:

(1) the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing of the RCIs on the Official List with effect from the Redemption Date; and

(2) the London Stock Exchange plc will cancel the admission of the RCIs to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit No.4

THIS NOTICE CONTAINS IMPORTANT INFORMATION OF INTEREST TO THE BENEFICIAL OWNERS AND REGISTERED HOLDERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITARIES, CUSTODIANS AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO PASS THIS NOTICE TO SUCH BENEFICIAL OWNERS AND REGISTERED HOLDERS IN A TIMELY MANNER.

NOTICE OF RESULTS OF MEETING OF NOTEHOLDERS AND ADJOURNED MEETING OF NOTEHOLDERS

U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1)
of which U.S.$403,270,000 are outstanding
(ISIN: GB0000779529)

U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2)
of which U.S.$482,770,000 are outstanding
(ISIN: GB0000777705)

£200,000,000 Undated Floating Rate Primary Capital Notes (Series 3)
of which £145,000,000 are outstanding
(ISIN: XS0015014615)

£100,000,000 9% Permanent Interest Bearing Capital Bonds
of which £39,632,000 are outstanding
(ISIN: XS0046132014 / GB0000870369)

£525,000,000 7.125% Undated Subordinated Notes
of which £158,012,000 are outstanding
(ISIN: XS0118932366)

£650,000,000 6.875% Undated Subordinated Notes
of which £135,286,000 are outstanding
(ISIN: XS0120327571)

£465,000,000 6.375% Undated Subordinated Notes
of which £133,458,000 are outstanding
(ISIN: XS0145875190)

£550,000,000 6.125% Undated Subordinated Notes
of which £196,087,000 are outstanding
(ISIN: XS0145875513)

issued by
BARCLAYS BANK PLC

The Issuer hereby gives notice to the holders of the above Notes that the meeting of such holders, convened to be held at the offices of Clifford Chance LLP on 3 November 2010 at 11:00 a.m. (London time) pursuant to the "Notice of Meeting of Noteholders" dated 6 October 2010 (the "Original Notice") was adjourned through lack of a quorum.  Following this adjournment an adjourned meeting of the Noteholders (the "Meeting") will be held at the offices of Clifford Chance LLP at 10 Upper Bank Street, London E14 5JJ on Wednesday 8 December 2010 at 11:00 a.m. (London time) for the purposes of considering and, if thought fit, passing the following resolution, which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.  Terms and expressions not defined herein will have the same meaning as in the Original Notice.

The Trustee has deemed the following resolution to be a resolution affecting more than one series of the Notes which does not give rise to a conflict of interest between Noteholders of any of the series so affected pursuant to paragraph 21(A)(b) of Schedule 3 (Provisions concerning Meetings of Holders) to the Principal Trust Deed. If duly passed at the Meeting, as contemplated by this Notice, the Extraordinary Resolution shall be deemed to have been duly passed in respect of each series of the Notes whether or not present at the Meeting and whether or not voting in respect of the Extraordinary Resolution.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders (the "Noteholders") of the outstanding (as such term is defined in the Principal Trust Deed) U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1), U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2), £200,000,000 Undated Floating Rate Primary Capital Notes (Series 3), £100,000,000 9% Permanent Interest Bearing Capital Bonds, £525,000,000 7.125% Undated Subordinated Notes, £650,000,000 6.875% Undated Subordinated Notes, £465,000,000 6.375% Undated Subordinated Notes and £550,000,000 6.125% Undated Subordinated Notes (together, the "Notes") of Barclays Bank PLC (the "Issuer") constituted by a trust deed dated 2 July 1985 (the "Principal Trust Deed" and, together with and as supplemented by the First Supplemental Trust deed dated 14 February 1986, the Second Supplemental Trust Deed dated 4 September 1989, the Third Supplemental Trust Deed dated 16 October 1989, the Fourth Supplemental Trust Deed dated 28 September 1990, the Fifth Supplemental Trust Deed dated 12 May 1993, the Sixth Supplemental Trust Deed dated 25 June 1993, the Seventh Supplemental Trust Deed dated 11 October 1993, the Eighth Supplemental Trust Deed dated 20 October 1993, the Ninth Supplemental Trust Deed dated 7 July 1997, the Tenth Supplemental Trust Deed dated 27 February 1998, the Eleventh Supplemental Trust Deed dated 29 May 1998, the Twelfth Supplemental Trust Deed dated 24 October 2000, the Thirteenth Supplemental Trust Deed dated 27 November 2000, the Fourteenth Supplemental Trust Deed dated 21 May 2001, the Fifteenth Supplemental Trust Deed dated 21 May 2001, the Sixteenth Supplemental Trust Deed dated 19 April 2002, the Seventeenth Supplemental Trust Deed dated 19 April 2002, the Eighteenth Supplemental Trust Deed dated 10 March 2003 and the Nineteenth Supplemental Trust Deed dated 2 June 2003 relating to the Notes, the "Trust Deed") and made between the Issuer and PA (GI) Limited (formerly Phoenix Assurance Public Limited Company) (the "Existing Trustee") as trustee for the Noteholders hereby:

(1) consents to the replacement of the Existing Trustee by Capita Trust Company Limited (the "New Trustee");

(2)        approves certain consequential modifications to the Trust Deed and the terms and conditions of the Notes (the "Conditions") to reflect the replacement of the Existing Trustee by the New Trustee, all as set out in the Twentieth Supplemental Trust Deed (as defined below); and

(3) authorises, directs, requests and empowers the Existing Trustee and the New Trustee:

(a)        to concur in and execute a deed supplemental to the Trust Deed to effect the modifications and amendments referred to in paragraphs (1) and (2) of this Extraordinary Resolution substantially in the form of the draft produced to this meeting with such amendments as the Existing Trustee shall require or concur in and signed by the chairman of the meeting for the purposes of identification (the "Twentieth Supplemental Trust Deed"); and

(b)        to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Issuer, the Existing Trustee and the New Trustee to carry out and give effect to this Extraordinary Resolution;

(4)        sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and assents to every modification, variation or abrogation of the provisions of the Trust Deed and/or the Conditions involved in or inherent in or effected by the implementation of this Extraordinary Resolution;

(5)        authorises and requests the Existing Trustee and New Trustee to concur in taking all steps considered by each of them in their sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(6)        discharges and exonerates the Issuer, the Existing Trustee and New Trustee from any and all liability in respect of any act or omission for which either of them may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution or its implementation, the amendments and modifications referred to in this Extraordinary Resolution or the implementation of those modifications and amendments; and

(7) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Twentieth Supplemental Trust Deed, unless the context otherwise requires."

In accordance with normal practice the Trustee expresses no opinion on the merits of the proposed Extraordinary Resolution but has authorised it to be stated that it has no objection to the Extraordinary Resolution being submitted to Noteholders for their consideration.

DOCUMENTS AVAILABLE FOR INSPECTION

Noteholders may, at any time during normal business hours from the date hereof up to and including Wednesday 8 December 2010 and at the Meeting (for 15 minutes prior thereto), inspect copies of the documents listed below relating to the Notes at the registered offices of the Issuer, the Principal Paying Agent and the Tabulation Agent.  The registered offices of the Issuer, the Principal Paying Agent and the Tabulation Agent are set out at the end of this Notice.

The documents available for inspection are:

• the Original Notice;

• this Notice;

• the Trust Deed; and

• the latest draft of the Twentieth Supplemental Trust Deed.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting which is set out in "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

VOTING AND QUORUM

Important:

•    The outstanding amount of the £525,000,000 7.125% Undated Subordinated Notes, £650,000,000 6.875% Undated Subordinated Notes, £465,000,000 6.375% Undated Subordinated Notes and £550,000,000 6.125% Undated Subordinated Notes are represented by Global Notes held by common depositaries for clearing systems.

•    The outstanding amount of the U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1), U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2), £200,000,000 Undated Floating Rate Primary Capital Notes (Series 3) are represented by Definitive Notes held by common depositaries for the clearing systems and also held outside the clearing systems.

•    The outstanding amount of the £100,000,000 9% Permanent Interest Bearing Capital Bonds are represented by (i) Definitive Notes held by common depositaries for the clearing systems and also held outside the clearing systems and (ii) Registered Notes  registered in the name of Equiniti, as nominee for the common depositary of the clearing systems, which may also be held outside the clearing systems.

The provisions governing the convening and holding of the Meeting are set out in Schedule 3 (Provisions concerning Meetings of Holders) to the Principal Trust Deed, a copy of which is available for inspection as described above.  Terms not otherwise defined in this Notice shall have the meanings given in the Principal Trust Deed.

1. Who is entitled to vote on the proposed Extraordinary Resolution?

Noteholders who have previously given valid voting instructions in respect of the Extraordinary Resolution are advised that such voting instructions will remain valid for the Meeting unless revoked by Monday 6 December at 11:00 a.m. (London time).  The Notes represented by such voting instructions will remain blocked in the clearing systems until the conclusion of the Meeting.  In such case, Noteholders who have previously given valid voting instructions in respect of the Extraordinary Resolution do not need to give a second set of voting instructions in response to this Notice.

(a) Notes represented by Global Notes and Registered Notes:

Each person who is the owner of a particular nominal amount of the Notes, as shown in the records of the clearing systems or their respective Accountholders (a "Beneficial Owner") should note that they are not the legal or registered holder of the Notes, as the case may be, for the purposes of the Meeting and will only be entitled to attend and vote at the Meeting in accordance with the procedures set out below in "Procedures for Voting for Beneficial Holders". On this basis, the only Noteholders currently able to vote at the Meeting with respect to the Notes represented by a Global Note will be the holder of such Global Note, which is the relevant common depositary of the clearing systems and the registered holder of the global note representing the Registered Note Certificate, which is Equiniti, as nominee for the common depositary of the clearing systems.  However the relevant common depositary and Equiniti may grant proxies to the Beneficial Owners to attend and vote at the Meeting.  Alternatively, Beneficial Owners who hold their interests through a clearing system and who do not wish to attend and vote in person may convey their voting instructions by contacting the relevant clearing system (or through the relevant Accountholder, if applicable) and arrange for votes to be cast on their behalf.  See "Procedures for voting for Beneficial Owners" below.

(b) Notes represented by Definitive Notes:

Definitive Notes held in the clearing systems

The provisions of paragraph (a) (Notes represented by Global Notes and the Registered Note Certificate) and "Procedures for voting for Beneficial Owners" below will apply to Noteholders holding Definitive Notes through the clearing systems.

Definitive Notes not held in the clearing systems

Noteholders who do not hold Definitive Notes through the clearing systems may vote on the proposed Extraordinary Resolution by either attending and voting at the Meeting or delivering voting instructions to the Tabulation Agent with respect to their Notes.  In either case, the Noteholder must contact the Tabulation Agent to request a voting form, which should be completed by the Noteholder and returned to the Tabulation Agent with evidence satisfactory to the Tabulation Agent of his holding of the Notes by fax, post or email by 5.00 p.m. (London time) on Friday 3 December 2010 (the "Voting Record Date"). Voting forms received after the Voting Record Date shall be disregarded and Noteholders who fail to return their voting forms or whose voting forms are received by the Tabulation Agent after the Voting Record Date will not be represented at the Meeting.

(c) Notes represented by Registered Notes:

Holders of record of Registered Notes as at the date of this Notice will receive a letter from the Tabulation Agent at their address appearing in the register maintained by Equiniti as registrar (or, in the case of joint holders, the first named Noteholder) enclosing a copy of this Notice, as will any new holders of record recorded in such register prior to the Voting Record Date).  Such holders may vote on the proposed Extraordinary Resolution by either attending and voting at the Meeting or delivering voting instructions to the Tabulation Agent with respect to their Notes, and should indicate their intentions by completing and returning the voting form accompanying such letter to the Tabulation Agent by fax, post or email by the Voting Record Date. Voting forms received after the Voting Record Date shall be disregarded and Noteholders who fail to return their voting forms or whose voting forms are received by the Tabulation Agent after the Voting Record Date will not be represented at the Meeting.

2. Procedures for Voting for Beneficial Owners

Beneficial Owners may vote on the proposed Extraordinary Resolution by either attending and voting at the Meeting as a proxy or delivering voting instructions through the clearing systems with respect to their Notes.

Attending and voting at the Meeting:

Those Beneficial Owners who hold their interests in the Notes through the clearing systems and who wish to attend and vote at the Meeting should contact the relevant clearing system (through the relevant Accountholder, if applicable) to make arrangements to be appointed as proxy in respect of the Notes in which they have an interest for the purpose of attending and voting at the Meeting in person.  Such Beneficial Owners must have made arrangements to vote with the relevant clearing system (through the relevant Accountholder, if applicable) in time for the relevant clearing system to arrange for them to be appointed as a proxy no later than 48 hours before the time fixed for the Meeting.

Delivering instructions to vote:

Those Beneficial Owners who hold their interests in the Notes through a clearing system and who wish to vote at but who do not wish to attend the Meeting should contact the relevant clearing system (through the relevant Accountholder, if applicable) to arrange for another person nominated by them to be appointed as a proxy in respect of such Notes in which they have an interest to attend and vote at the Meeting on their behalf or to make arrangements for the votes relating to such Notes in which they have an interest to be cast on their behalf by or on behalf of the Principal Paying Agent acting as a proxy. A Beneficial Owner must have made arrangements to vote with the relevant clearing system (through the relevant Accountholder, if applicable) in time for the relevant clearing system to arrange for the Beneficial Owner's nominee, or a representative of the Principal Paying Agent to be appointed as a proxy not later than 48 hours before the time fixed for the Meeting.

3. Quorum

The quorum required at the Meeting is two or more persons present in person holding Notes, voting certificates or being proxies (whatever the principal amount of the Notes held or represented by them).

4. Procedures at the Meeting

(a)        Every question submitted to the Meeting will be decided on a show of hands unless a poll is duly demanded by the Chairman of the Meeting or by one or more persons holding Notes or voting certificates or being proxies and holding or representing in the aggregate not less than one-hundreth part of the principal amount of the Notes for the time being outstanding. On a show of hands every person who is present in person and produces a Note or voting certificate or is a proxy shall have one vote.  On a poll every person who is so present shall have one vote in respect of each complete U.S.$1 principal amount of Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy (the principal amount in U.S. dollars of any Notes denominated in sterling will be calculated using the sterling/U.S. dollar spot rate on the seventh dealing day prior to the day of the Meeting).

(b)        In case of equality of votes, the Chairman of the Meeting shall, both on a show of hands and on a poll, have a casting vote in addition to the vote or votes (if any) which he may have as a Noteholder or as a holder of a voting certificate or as a proxy.

(c) To be passed, the Extraordinary Resolution requires not less than three-quarters of the votes cast to be cast in favour.

(d)        If passed, the Extraordinary Resolution will be binding on all the Noteholders, whether or not present at such Meeting and whether or not voting, and upon all the holders of the coupons relating to the Notes.

TIMETABLE
Wednesday 10 November 2010	Notices to be delivered to Noteholders
Friday 3 December 2010 at 5.00 p.m. (London time)	Voting Record Date for Definitive Notes not held in the clearing systems and Registered Notes
Monday 6 December 2010 at 11:00 a.m. (London time)
Beneficial Owners must have made arrangements to vote with the relevant clearing system (through the relevant Accountholder, if applicable) in time for the relevant clearing system to arrange for them to be appointed as a proxy by this time (i.e., no later than 48 hours before the time fixed for the Meeting)

Wednesday 8 December 2010	Meeting to be held
If Extraordinary Resolution is passed
Twentieth Supplemental Trust Deed to be entered into by the Issuer, Existing Trustee and New Trustee and notice of the passing of the Extraordinary Resolution and appointment of the New Trustee to be given to Noteholders

The Principal Paying Agent

The Bank of New York Mellon
1 Canada Square
London E14 5AL
United Kingdom

Fax: +44 (0)20 07 964 2536
Email: Corpsovukandire@bnymellon.com
Attention: Corporate Sovereign UK & Ireland

The Tabulation Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Tel: +44 (0)20 7704 0880
Fax: +44 (0)20 7067 9098
Email: barclays@lucid-is.com
Attention: Lee Pellicci / David Shilson

Noteholders are encouraged to contact the Tabulation Agent to discuss the Meeting and to make arrangements to be represented at the Meeting.

This Notice is given by:

The Issuer`

Barclays Bank PLC
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

Fax: +44 (0)20 7773 1626
Attention: Capital Issuance and Securitisation, Barclays Treasury

Date: 10 November 2010

For enquiries please contact:
Investor Relations	Media Relations
Stephen Jones	Sarah MacDonald
+44 (0) 20 7116 5752	+44 (0) 20 7116 6217

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.5

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 10 November 2010 to the Base Prospectus dated 15 June 2010 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9830V_1-2010-11-10.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.6

Publication of Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 10 November 2010 to the Base Prospectus dated 13 August 2010 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9891V_1-2010-11-10.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/11/2010
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 41357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 15/11/2010 to 14/02/2011		Payment Date 14/02/2011
Number of Days	¦ 91
Rate	¦ 1.06563
Denomination USD	¦ 100,000	¦ 60,000,000	¦

Amount Payable per Denomination	¦ 269.37	¦ 161,620.55	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

LONDON--(BUSINESS WIRE)--

Please be advised the following issue will be redeemed due to a EARLY REDEMPTION on 15 Nov 2010

Barclays Bank Plc. - ISIN XS0466202834

Maturity Date: 20 Nov 2014

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.9

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 15/11/2010
Issue	¦ Barclays Bank Plc - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	¦ XS0413571851
ISIN Reference	¦ 41357185
Issue Nomin GBP	¦ 1,141,500,000
Period	¦ 15/11/2010 to 14/02/2011		Payment Date 14/02/2011
Number of Days	¦ 91
Rate	¦ 1.1375
Denomination GBP	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 141.8	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

Publication of Base Prospectus Supplement

The following Base Prospectus Supplement has been approved by the UK Listing Authority and is available for viewing:

The Base Prospectus Supplement dated 12 November 2010 to the Base Prospectus dated 30 March 2010 for the Barclays Bank PLC and Barclays Capital (Cayman) Limited S.I.M.P.L.E. Programme, and to the Base Prospectus dated 6 August 2010 for the Barclays Bank PLC and Barclays Capital (Cayman) Limited Global Structured Securities Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2893W_1-2010-11-16.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Capital
Legal Department
5 The North Colonnade
Canary Wharf
London E14 4BB

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus Supplement) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus Supplement is not addressed. Prior to relying on the information contained in the Base Prospectus Supplement you must ascertain from the Base Prospectus Supplement whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

END

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/11/2010
Issue	¦ Barclays Bank Plc - USD 600,000,000 Junior Undated FRN due Perpetual

ISIN Number	¦ GB0000784164
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 18/11/2010 to 18/05/2011		Payment Date 18/05/2011
Number of Days	¦ 181
Rate	¦ 0.6875
Denomination USD	¦ 5,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 17.28	¦ 172.8	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank Plc

Source: Barclays Bank PLC

Exhibit No.12

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2010 TO 16-Dec-2010 HAS BEEN FIXED AT 1.120000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2010 WILL AMOUNT TO:
GBP 46.03 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2010 TO 16-Dec-2010 HAS BEEN FIXED AT 1.120000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2010 WILL AMOUNT TO:
GBP 46.03 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 17/11/2010
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/11/2010 to 20/12/2010		Payment Date 20/12/2010
Number of Days	¦ 31
Rate	¦ 1.20344
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 103.63	¦ Pok2,072,591.11	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/11/2010
Issue	¦ Barclays Bank Plc - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/11/2010 to 18/02/2011		Payment Date 18/02/2011
Number of Days	¦ 92
Rate	¦ 1.19
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 149.97	¦ 749,863.01	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/11/2010
Issue	¦ Barclays Bank Plc - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 22/11/2010 to 21/02/2011		Payment Date 21/02/2011
Number of Days	¦ 91
Rate	¦ 1.291
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 163.17	¦ 4,895,041.67	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.17

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 22/11/10
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 22/11/10 to 22/02/11		Payment Date 22/02/11
Number of Days	¦ 92
Rate	¦ 1.02
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 128.55	¦ 514,191.78	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.18

Publication of Base Prospectus Supplement

The following Base Prospectus Supplement has been approved by the UK Listing Authority and is available for viewing:

The Base Prospectus Supplement dated  22 November 2010 to the (i) Base Prospectus dated 14 October 2010 in connection with the iPath® VSTOXX® Mid-Term Futures Total Return Exchange Traded Notes and (ii) the Base Prospectus dated 6 August 2010 in connection with the Barclays Bank PLC and Barclays Capital (Cayman) Limited Global Structured Securities Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7728W_1-2010-11-24.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: [www.Hemscott.com/nsm.do]

For further information, please contact

Barclays Capital

Legal Department

5 The North Colonnade

Canary Wharf

London E14 4BB

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus Supplement) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus Supplement is not addressed. Prior to relying on the information contained in the Base Prospectus Supplement you must ascertain from the Base Prospectus Supplement whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.19

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 26/11/2010
Issue	¦ Barclays Bank PLC - Series 160 - EUR 1,500,000,000 FRN due 30 May 2017

ISIN Number	¦ XS0301811070
ISIN Reference	¦ 30181107
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 30/11/2010 to 28/02/2011		Payment Date 28/02/2011
Number of Days	¦ 90
Rate	¦ 1.228
Denomination EUR	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 4,605,000.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.20

30 November 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,181,011,397 ordinary shares with voting rights as at 29 November 2010. There are no ordinary shares held in Treasury.

The above figure (12,181,011,397) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.